UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER 000-54495
FORM 12b-25	CUSIP NUMBER 76200L101

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: June 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ____________________________________________________________

Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Rezolute, Inc.

Full Name of Registrant

Former Name if Applicable

201 Redwood Shores Parkway, Suite 315

Address of Principal Executive Office (Street and Number)

Redwood City, CA 94065

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Rezolute, Inc. (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “Commission”) to postpone the filing of its Annual Report on Form 10-K for the annual period ended June 30, 2020 (the “Form 10-K”) beyond September 28, 2020, the prescribed due date for such filing. The postponement allows for additional time to finalize financial statements due to the additional workload created by the Company’s progress in implementing its business plans and to accommodate scheduling needs related to COVID-19. The Company is filing this notification of Late Filing to provide additional time to finalize the Form 10-K. The Company is unable to complete and file the Form 10-K by September 28, 2020 without unreasonable effort or expense. The Company expects to file the Form 10-K with the Commission no later than fifteen calendar days after the original prescribed date, as permitted by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Keith Vendola	650	206-4507
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Significant Changes in Results of Operations. The Company expects to report a net loss of approximately $20.3 million for the fiscal year ended June 30, 2020, compared to a net loss of $30.4 million for the fiscal year ended June 30, 2019.

Rezolute, Inc.

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2020	By:	/s/ Keith Vendola
Keith Vendola
Chief Financial Officer